Mail Stop 3561

January 24, 2008

Via Fax & U.S. Mail

Ms. Claudia Zaman
Chief Financial Officer
27430 Riverside Lane
Valencia, CA 91354

> **Re:** **Crown Partners, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 17, 2007**
> **File No. 033-11986-LA**

Dear Ms. Zaman:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief